                                     [LOGO]

                               1994 ANNUAL REPORT

Bernard Chaus, Inc. and Subsidiaries

DESCRIPTION OF BUSINESS

Bernard Chaus, Inc. designs, arranges for the manufacture of, and markets four lines of women's apparel in an extensive selection of styles and sizes. Chaus believes it is one of the country's largest producers of updated, moderately-priced women's sportswear.

Chaus' clothing combines contemporary fashion influences with traditional classic design and is appropriate for a business environment as well as for leisure and active wear. The Company's products are manufactured by approximately 260 independent suppliers, located primarily in the Far East, but also in Israel, India, the United States and the Caribbean Basin.

Chaus produces collections for six selling seasons each year. Its apparel is sold to over 340 trade customers, principally major department stores and specialty stores, both domestic and international. The Company has four principal product lines. Career casual sportswear is marketed under the Chaus, Chaus Woman, Chaus Petite labels and blouses under the Josephine label, while weekend casual sportswear bears the Chaus Sport and Chaus Jeanswear labels. Dresses are marketed under the Chaus Dresses, Chaus Woman Dresses and Chaus Petite Dresses labels.


Bernard Chaus, Inc. and Subsidiaries

SELECTED FINANCIAL DATA

                                                                              Fiscal Year Ended June 30,
                                                   ---------------------------------------------------------------------------------
                                                      1994               1993             1992             1991               1990
- - - ------------------------------------------------------------------------------------------------------------------------------------
                                                                       (In thousands, except per share amounts)
Net sales ..................................        $ 206,332         $ 235,819         $ 254,190        $ 232,444         $ 291,101
Net (loss) income ..........................          (46,755)          (10,989)            5,469          (12,004)            1,515
Net (loss) income per share ................            (2.55)             (.60)              .30             (.66)              .08
Total assets ...............................           51,619            90,208            86,489           82,571            81,757
Long term debt .............................           18,789            14,730            14,820           24,730            14,730

Bernard Chaus, Inc. and Subsidiaries

TO OUR SHAREHOLDERS:

Nineteen  ninety  four was a year of change  for the  company  -- a year in
which  we  have  taken   essential   steps  designed  to  help  move  us toward
profitability, and put us in the position to be able to contend with the continued difficult apparel business environment. These steps came primarily in two areas: developing and putting in place our restructuring program, and strengthening our management team. Combined with a sound, practical business strategy, this is, we believe, the formula necessary to put the company on a path toward growth going forward.

RESTRUCTURING PROGRAM

During 1994, we developed and started implementation of a restructuring program in order to address some of our key challenges and put them behind us so that we could begin moving toward growth and profitability. One of the major challenges we addressed was that of our inventory levels.

The losses we experienced in the fourth quarter of 1994, and in the year overall, were substantially associated with these excessive inventory levels. Contributing in part to our inventory problems, and to our losses for fiscal 1994, was a lower level of sales. That was due in part to the continued weak
retail   environment,   but  more  importantly  it  was  due  to  the  need for
reinvigorated product lines.

In order to help  position  our company for the Fall 1995  season,  we have
reduced  inventory  levels  and  implemented   promotional  allowances  to help
accelerate sell-throughs at the retail level. This has enabled us to turn inventory at the retail level in fiscal 1994, while creating space for the strong regular priced bookings we are seeing so far this season.

Controls have been put in place, as part of our restructuring, to ensure that our inventory levels remain consistently on plan. Most significantly, we are doing a better job of "cutting to order," which also enhances our ability to meet retailer needs, and greatly reduces the potential for a build up of unsold finished goods. We have also started to introduce a more sharply focused product line, which will simplify inventory management.

As a result of these steps, from the fourth quarter of 1993 to the fourth quarter of 1994, we reduced inventory by 45%.

We took additional steps in our restructuring beyond inventory reduction and controls. In particular, we have moved to reduce and control our costs through a number of steps, including:

o Overhead reductions;

o Centralization of certain functions;

o Consolidation of key independent contractors;

o Planned closing of office space and one of our New York showrooms; and

o Planned closing of four retail outlets.

This sharp focus on cost containment will continue to be a central part of our strategy for returning to profitability.

We have also "vertically integrated" the four divisions: Chaus, Chaus Sport, Chaus Dresses and Chaus Special Sizes. This means that we have dedicated design, merchandising and executive teams for each of the four divisions -- each group will be responsible for its products from start to finish, rather than having individuals working across divisions. This makes us more efficient and helps eliminate duplication of effort.

Overall, our restructuring plan is now in place and, importantly, the costs associated with it are behind us -- helping to substantially "clean the slate" for the future.

STRENGTHENED MANAGEMENT TEAM

On September 6, 1994, we announced that Andrew Grossman, at that time the President of Jones Apparel Group, would become Chief Executive Officer of the company. We also announced that he and I would form a new Office of the Chairman which will direct the strategy and operations of the company. I will also actively continue as Chairwoman.

Mr. Grossman, who officially started as CEO on September 28, has proven himself to be one of the most talented and respected executives in the fashion industry. As a senior executive at Jones Apparel Group for nine years, and President since 1991, he established an unbroken track record of success while there.

Prior to joining  Jones in 1986,  Mr. Grossman  was employed by Willi Wear
Ltd., Herbert Grossman Enterprises, the Ralph Lauren Women's Wear division of Bidermann Industries, Inc., and the Evan Picone Division of Palm Beach Inc.

In addition, Wayne S. Miller joined the company and was appointed Executive Vice President-Finance and Administration and Chief Financial Officer in June, 1994. From April 1994 to June 1994 he was a senior consultant at USA Classic, Inc. Previously, he served as a consultant to various apparel companies, as President and Chief Executive Officer of Publix Group, L.P., and as Chief Financial Officer at Basco All-American Sportswear Corp.

These additions to our existing management team give the company the right mix of talent and strengths we need to build on the program we have developed and implemented to date.

The management additions and our restructuring program have put us in a position to focus on a major area of concentration for the company in Fiscal 1995; improving our product line. Our commitment is to rebuilding and maintaining strong products that are consistent with the high quality and forward looking fashions customers associate with the Chaus name.

Finally, in a further sign of confidence in the company's future, I made an additional commitment of financial support of $14.4 million in order to strengthen operations. The funds are in the form of an increased letter of credit and an equity infusion, and will be used to provide additional working capital as well as for costs and associated expenses related to our bringing Andrew Grossman on board.

Taken together, the combination of these and other actions have started to have a positive effect on the company. We are seeing renewed enthusiasm for our products, our merchandising and the building of our new management team.

But we recognize that hard work remains if we are to continue, successfully, on the road toward profitability. All of us at Chaus are firmly committed to engaging in that work, and in justifying your faith in us.

Sincerely,

/s/ Josephine Chaus

Josephine Chaus
Chairwoman of the Board

Bernard Chaus, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, certain items expressed as a percentage of net sales.

                                                Fiscal Year Ended June 30,
                                         ------------------------------------
                                           1994           1993           1992
- - - -----------------------------------------------------------------------------
Net sales ..........................     100.0%         100.0%         100.0%
Cost of goods sold .................      90.4           79.5           77.3
Selling, general and
  administrative expenses ............    26.9           24.3           19.7
Restructuring expenses .............       2.5
Unusual expenses ...................       0.9
Interest and other income ..........      (0.1)           0.2            0.2
Interest expense ...................       1.7            1.0            1.0
(Loss) income before
  extraordinary item .................   (22.7)          (4.6)           1.4
Net (loss) income ..................     (22.7)          (4.6)           2.2

FISCAL 1994 COMPARED TO FISCAL 1993

For the fiscal year ended June 30, 1994, net sales decreased by $29.5 million (12.5%) compared to the prior year. Of this decrease, $7.5 million (58.3%) was attributable to blouses, $7.4 million (11.0%) was attributable to weekend casual sportswear, $1.3 million (5.0%) was attributable to dresses, $15.3 million (14.6%) was attributable to sportswear and $.6 million (13.9%) was attributable to the Company's Canadian operation, offset somewhat by an increase of $2.6 million (12.1%) attributable to the retail outlet operation. All percentages in parenthesis compare net sales in fiscal 1994 to net sales in fiscal 1993. Sales amounts by product line are exclusive of merchandise sold by the retail outlet operation.

The sales decrease is primarily due to lower average unit selling prices and higher promotional allowances to accelerate and increase sell-through at the retail level. The Company reduced domestic standard selling prices and anticipated a more favorable business trend which would have enabled it to increase sales; however, the unanticipated continuation of reduced consumer spending for women's apparel resulted in less purchasing of the Company's product. As a result, the Company sold less units at regular price, liquidated excess inventory at reduced prices and had higher promotional allowances to accelerate and increase sell-through at the retail level.

During fiscal year 1994, the Company's retail outlet operation increased from 32 stores on June 30, 1993 to 35 stores on June 30, 1994. The new stores that were opened contributed approximately $1.7 million of the $2.6 million increase in retail operation sales. Comparative same store operations from last year to this year (twenty-one stores) showed a combined total sales decrease of approximately 3.5%. Pursuant to the Company's restructuring as indicated below, the Company closed one store during fiscal 1994 and plans to close four stores in fiscal 1995.

Cost of goods sold as a percentage of net sales increased to 90.4% from 79.5% as compared to the prior year. The increase in such costs, as a percentage of net sales, was primarily attributable to the disposal of excess inventories throughout the year at reduced prices, combined with an increase in promotional allowances.

Selling, general and administrative expenses, as a percent of net sales, increased to 26.9% from 24.3% as compared to the prior year. The actual dollar expense decrease of $2.0 million represents expenses recorded as restructuring and unusual expenses.

In June 1994, the Company recorded restructuring expenses of $5,300,000. The restructuring expenses primarily relate to the Company's plan to reduce overhead costs, consolidate its office locations and close selected retail outlet stores. The restructuring expenses include $2,100,000 for the closing of selected retail stores, $2,500,000 for the consolidation of office space in New York, office and warehouse space in New Jersey and the closing of the Company's Philippines office and $700,000 for employee severance. The Company believes that its remaining retail stores will not only provide direct contributions to income but will also enhance the Company's ability to manage its inventory without affecting its principal channels of distribution.

In addition, in June 1994, the Company recorded unusual expenses of $1,900,000. These primarily relate to expenses arising from the abandonment of fixed assets, legal fees and winding down of the Company's Canadian joint venture operation. Interest expense increased compared with last year primarily due to higher bank borrowings as well as the higher interest rate on subordinated debt.

FISCAL 1993 COMPARED TO FISCAL 1992

For the fiscal year ended June 30, 1993, net sales decreased by $18.4 million (7.2%) compared to the prior year. Of this decrease, $22.1 million (63.1%) was attributable to blouses, $12.7 million (16.1%) was attributable to weekend casual sportswear, $7.9 million (24.0%) was attributable to dresses and $3.1 million (100.0%) was attributable to better sportswear, an operation that was discontinued in fiscal 1992, offset somewhat by increases of $15.4 million (17.2%) attributable to sportswear and $8.0 million (59.8%) attributable to the retail outlet operation. All percentages

Bernard Chaus, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

in parenthesis compare net sales in fiscal 1993 to net sales in fiscal 1992. Sales amounts by product line are exclusive of merchandise sold by the retail outlet operation.

The sales decrease was primarily due to a combination of reduced unit sales and lower average unit selling prices. The Company continued its strategy of reduced domestic standard selling prices and anticipated a more favorable business trend which would have enabled it to increase sales; however, weak retail spending patterns for women's apparel resulted in the Company's customers ordering less than was anticipated. As a result, the Company sold less units and had higher than anticipated inventory levels at June 30, 1993.

During fiscal year 1993, the Company continued the expansion of its retail outlet operation from 23 stores on June 30, 1992 to 32 stores on June 30, 1993. The new stores that were opened contributed approximately $5.0 million of the $8.0 million increase in retail operation sales. Comparative same store operations from last year to this year (nine stores) showed a combined total sales decrease of approximately 8.5%.

Cost of goods sold as a percentage of net sales increased to 79.5% from 77.3% as compared to the prior year. The increase in such costs, as a percentage of net sales, was primarily attributable to an increase in the markdown required on our excessive inventory at June 30, 1993 which increased cost of goods sold combined with an increase in returns and allowances which reduced net sales.

Selling, general and administrative expenses, as a percent of net sales, increased to 24.3% from 19.7% as compared to the prior year. The actual dollar increase of $7.4 million was comprised primarily of increases in the retail outlet operation due to expansion ($2.8 million), an increase in the international operation ($1.0 million) and increased design, merchandising and production costs.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Net cash (used in) provided by operating activities was ($5,020,000) in fiscal 1994, ($29,053,000) in fiscal 1993 and $16,074,000 in fiscal 1992. The net cash used in operating activities in the current fiscal year resulted primarily from the net loss ($46.8 million) and a reduction in accounts payable ($5.2 million), offset somewhat by decreases in accounts receivable ($12.7 million) and inventories ($20.5 million).

Historically, the Company has not required major capital expenditures. In fiscal 1994 and 1993, purchases of fixed assets were $1.4 million and $2.3 million, respectively, consisting primarily of improvements in the Company's
New Jersey warehouse facilities, New York design and showroom facilities, additional computer and telecommunications equipment, and for the expansion of the retail outlet operation. In fiscal 1995, the Company anticipates capital expenditures of approximately $1.5 million, consisting primarily of expenditures for its warehouses, design facilities and the purchase of additional computer software systems.

The Company has in place a Restated and Amended Financing Agreement (the "Financing Agreement") with BNY Financial Corporation ("BNYF"), a wholly owned subsidiary of The Bank of New York. Effective as of October 1, 1993, the Financing Agreement provides to the Company a total line of credit up to an aggregate of $60 million, including letter of credit and direct borrowings, with a sublimit for loans and advances of $20 million. The Financing Agreement contains a borrowing base formula which is the sum of (i) 85% of eligible receivables, less reserves, (ii) 40% of eligible inventory, up to $27 million and (iii) 100% of excess cash balances, all as defined in the agreement. However, BNYF may decrease or increase the above percentages in the borrowing base. The Company's indebtedness under the Financing Agreement is collateralized by the Company's accounts receivable and inventory. Such agreement requires the Company to comply quarterly with various financial tests including tangible net worth of at least $47.5 million, working capital of at least $40 million and restrictions on payment of principal and interest on subordinated indebtedness unless certain conditions are met. Such agreement also requires the Company to comply with various other restrictions including, but not limited to, a restriction on the payment of dividends. Interest on direct borrowings is payable monthly at an annual rate which is the higher of (a) 1/2 of 1% above the prime rate of the Bank of New York (7.25% at June 30, 1994, and 6.0% at June 30,
1993) or (b) 1% above the federal funds rate, as defined. Additional interest at 2-1/2% per annum is due on amounts not paid when due. In addition, the agreement provides for the payment of minimum service charges and/or interest which for the fiscal year ended June 30, 1994, aggregated approximately $900,000. The Financing Agreement may be cancelled by the Company any time after July 1, 1995, upon 60 days prior written notice to BNYF or prior to July 1, 1995 upon 60 days written notice to BNYF and the payment of an early termination fee. The Financing Agreement is cancelable by BNYF effective July 1, 1995 or any July 1 thereafter, upon 60 days written notice to the Company.

During all four quarters of fiscal year 1994, the Company was not in compliance with certain financial covenants. BNYF has waived such noncompliance.

The Company is currently negotiating with its bank for modification of certain financial covenants for the future in

Bernard Chaus, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

order to provide the latitude and resources necessary for future programs. The Company believes that this negotiation will be successfully completed in the near future. However, there can be no assurance that the Company will be able to obtain the necessary modifications.

Josephine Chaus has provided a $7.2 million letter of credit expiring April 15, 1995 (increased from previous amounts provided by her of $3.0 million in April 1994 and $5.0 million in June 1994 and extended from the previous expiration date of October 15, 1994) to support the Company's credit facility. In exchange for this letter of credit, BNYF is providing at least an additional $12.2 million of credit availability under the Company's borrowing formula. To compensate Ms. Chaus for the letter of credit, an independent committee of the Company's Board of Directors has authorized the issuance to her of warrants to purchase an aggregate of 544,000 shares of Common Stock at exercise prices ranging from $2.25 to $3.00 (in each case equal to 120% of the market price on the authorization date) and warrants to purchase additional shares of Common Stock at an exercise price equal to 120% of the five days trading average of the closing sale price of the Company's Common Stock commencing September 27, 1994. The precise number of such shares shall be set after the exercise price is determined. Issuance of the warrants is subject to (i) receipt of an opinion from a nationally recognized investment banking firm that the terms of the warrants are commercially reasonable and (ii) shareholder approval.

Josephine Chaus has also agreed to purchase $7.2 million of Common Stock of the Company at a purchase price determined by the independent committee equal to the five trading day average of the closing sale price of the Company's Common Stock commencing September 27, 1994. Issuance of the shares is subject to (i) receipt of an opinion from a nationally recognized investment banking firm that the purchase price terms are commercially reasonable and (ii) shareholder approval. Pending such approval, Ms. Chaus has loaned the $7.2 million to the Company and the Company has issued a $7.2 million promissory note to Ms. Chaus, bearing interest at 12%. The note will be exchanged for the shares of Common Stock when the conditions to issuance have been satisfied. Proceeds from such cash infusion are being used for costs and associated expenses related to the signing of the new Chief Executive Officer which costs will be charged to operations in the quarter ending September 30, 1994.

The Company has outstanding at June 30, 1994 $19,039,000 of subordinated
promissory notes payable to Josephine Chaus and the Estate of   Bernard Chaus,
which were originally issued on June 30, 1986 (the "First Promissory Notes"). In October 1993 an independent committee of the Board of Directors agreed in principle with the noteholders to modify the First Promissory Notes. The maturity date of the notes was extended until July 1, 1995 and, effective October 18, 1993, it was agreed that the notes would bear interest at a rate of 12% per annum, payable quarterly. It was further agreed that interest which had to be deferred as a result of bank covenant requirements would be added to the New Promissory Note (see below). The noteholder has agreed that all accrued interest added quarterly to the New Promissory Note will be payable on July 1, 1995.

In February and March 1991, Bernard Chaus and Josephine Chaus each provided subordinated financing to the Company in the aggregate amount of $10.0 million (the "Second Promissory Notes"). In September 1993, both Josephine Chaus and the Estate of Bernard Chaus agreed to convert the remaining balance of the Second Promissory Notes ($2,623,000) and the interest for the quarter ended June 30, 1993 for both the First Promissory Notes and the Second Promissory Notes ($417,432) into a demand note (the "Demand Note") in the aggregate amount of $3,040,432.

In October 1993, an independent committee of the Board of Directors agreed in principle with the noteholders to modify the Demand Note. The Demand Note was converted into new promissory notes (collectively the "New Promissory Notes"). It was agreed that the New Promissory Notes would bear interest at the rate of 10% per annum effective from July 1, 1993, and that such interest would be payable on July 1, 1994. Principal payments on the New Promissory Notes were made in November 1993 ($500,000), February 1994 ($250,000) and August 15, 1994
($250,000). The noteholder agreed to extend the maturity date for the remaining principal and interest payments which were to have been due on July 1, 1994 to July 1, 1995.

Aggregate annual principal payments of subordinated debt as of June 30, 1994 are $250,000 in fiscal year 1995, and $18,789,000 in fiscal year 1996.

The Company has undertaken a number of initiatives to strengthen its financial position, including a cash infusion of $7.2 million from its principal shareholder, a letter of credit issued by this shareholder to facilitate an increase in loan availability, closure of certain retail operations, consolidation of other office facilities, an overhead reduction program and the hiring of certain senior management personnel. The Company believes that these initiatives will have a positive impact on future operating results.

Bernard Chaus, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS




                                                                                                   June 30,         June 30,
                                                                                                    1994             1993
                                                                                                  ---------------------------
                                                                                                      (In thousands except
                                                                                                       number of shares)
ASSETS
Current Assets
  Cash and cash equivalents ..............................................................       $   468        $ 1,367
  Accounts receivable, less allowance for doubtful accounts,
    sales discounts, returns and allowances of $6,340 and $4,341 .........................        17,757         30,562
  Inventories ............................................................................        25,503         45,974
  Prepaid expenses .......................................................................         3,608          4,629
  Refundable and prepaid income taxes ....................................................           135            722
                                                                                                 -------        -------
    Total Current Assets .................................................................        47,471         83,254
Fixed Assets .............................................................................         3,612          5,932
Other Assets .............................................................................           536          1,022
                                                                                                 -------       --------
                                                                                                 $51,619        $90,208
                                                                                                 =======       ========
Liabilities and Stockholders' (Deficit) Equity
Current Liabilities
  Notes payable -- banks .................................................................       $21,115        $14,881
  Subordinated promissory notes -- current ...............................................           250          2,623
  Accounts payable .......................................................................        14,290         19,489
  Accrued expenses .......................................................................         6,710          5,338
  Accrued restructuring expenses .........................................................         1,764
                                                                                                --------       --------
    Total Current Liabilities ............................................................        44,129         42,331
Subordinated Promissory Notes ............................................................        18,789         14,730
Accrued Restructuring Expenses ...........................................................         2,315
                                                                                                --------       --------
                                                                                                  65,233         57,061
Stockholders' (Deficit) Equity
  Preferred stock, $.01 par value, authorized shares -- 1,000,000; outstanding shares -- none
  Common stock, $.01 par value; authorized shares -- 50,000,000; issued shares --
    18,975,031 at June 30, 1994 and June 30, 1993 ........................................           190            190
  Additional paid-in capital .............................................................        40,226         40,232
  Deficit ................................................................................       (52,550)        (5,795)
  Less: Treasury stock, at cost -- 622,700 shares ........................................        (1,480)        (1,480)
                                                                                                --------       --------
    Total Stockholders' (Deficit) Equity .................................................       (13,614)        33,147
                                                                                                --------       --------
                                                                                                 $51,619        $90,208
                                                                                                ========       ========

See accompanying notes.

Bernard Chaus, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                           Fiscal Year Ended June 30,
                                                                               ---------------------------------------------------
                                                                                    1994                1993                1992
- - - ----------------------------------------------------------------------------------------------------------------------------------
                                                                               (In thousands, except share and per share amounts)
Net sales ...........................................................        $    206,332         $    235,819         $    254,190
Cost of goods sold ..................................................             186,594              187,423              196,415
                                                                             ------------         ------------         ------------
Gross profit ........................................................              19,738               48,396               57,775
Selling, general and administrative expenses ........................              55,400               57,410               50,016
Restructuring expenses ..............................................               5,300
Unusual expenses ....................................................               1,900
                                                                             ------------         ------------         ------------
                                                                                  (42,862)              (9,014)               7,759
Interest income .....................................................                  20                  293                  444
Interest expense ....................................................              (3,439)              (2,322)              (2,474)
Other income (expense) ..............................................                (210)                 156                   28
                                                                             ------------         ------------         ------------
(Loss) income before provision
  for income taxes & extraordinary item .............................             (46,491)             (10,887)               5,757
Provision for income taxes ..........................................                 264                  102                2,245
                                                                             ------------         ------------         ------------
(Loss) income before extraordinary item .............................             (46,755)             (10,989)               3,512
Extraordinary item:
  Benefit from utilization of net operating
    loss carryforward ...............................................               1,957
                                                                             ------------         ------------         ------------
Net (loss) income ...................................................            ($46,755)            ($10,989)        $      5,469
                                                                             ============         ============         ============
(Loss) income per common share before extraordinary item ............             ($ 2.55)             ($ 0.60)        $       0.19
Income per common share from extraordinary item .....................                                                          0.11
                                                                             ------------         ------------         ------------
Net (loss) income per share .........................................             ($ 2.55)             ($ 0.60)        $       0.30
                                                                             ============         ============         ============
Weighted average number of common and
  common equivalent shares outstanding ..............................          18,352,000           18,272,000           18,363,000

See accompanying notes.

Bernard Chaus, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                                      Common Stock       Additional                  (Deficit)         Treasury Stock
                                      ------------                                                     --------------
                              Number of                   Paid-in        Deferred     Retained   Number of
                               Shares         Amount      Capital      Compensation   Earnings    Shares        Amount      Total
- - - -----------------------------------------------------------------------------------------------------------------------------------
                                                               (In thousands, except number of shares)
Balance at June 30, 1991 .  18,680,738        $ 187      $ 39,259         ($8)        ($275)     622,700       ($1,480)     $37,683
Net income ...............                                                            5,469                                   5,469
Exercise of stock options       54,770                        168                                                               168
Deferred compensation
  amortization ............                                                 8                                                     8
                            ----------        -----      --------         ----       ------      -------         -----      -------
Balance at June 30, 1992    18,735,508          187        39,427           0         5,194      622,700        (1,480)      43,328
Net loss ...............                                                            (10,989)                                (10,989)
Exercise of stock options      239,523            3           805                                                               808
                            ----------        -----      --------         ----       ------      -------         -----      -------
Balance at June 30, 1993    18,975,031          190        40,232           0        (5,795)     622,700        (1,480)      33,147
Net loss ................                                                           (46,755)                                (46,755)
Restricted stock purchase
  and retirement -- net ...                                    (6)                                                               (6)
                            ----------        -----      --------         ----       ------      -------         -----      -------
Balance at June 30, 1994    18,975,031        $ 190      $ 40,226         $ 0      ($52,550)     622,700       ($1,480)    ($13,614)
                            ==========        =====      ========         ====      =======      =======        ======      =======

See accompanying notes.

Bernard Chaus, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                 Fiscal Year Ended June 30,
                                                                                        --------------------------------------------
                                                                                        1994                1993                1992
- - - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (In thousands)
Operating Activities
 Net (loss) income ............................................................        ($46,755)         ($10,989)           $5,469
 Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operating activities:
    Depreciation and amortization ............................................            2,485             1,553             1,737
    Loss on disposal of fixed assets .........................................            1,192
    Provision for (recovery of) losses on accounts receivable ................              117               (25)             (951)
    Deferred compensation -- net .............................................                                                    8
    Unpaid interest on subordinated promissory notes .........................            2,436
    Changes in operating assets and liabilities:
      Accounts receivable ....................................................           12,688             2,764             6,217
      Inventories ............................................................           20,471           (26,097)            4,116
      Prepaid expenses and other assets ......................................            1,507            (2,574)             (783)
      Income taxes receivable ................................................              587               (81)            1,988
      Accounts payable .......................................................           (5,199)            4,588            (1,214)
      Accrued expenses .......................................................            1,372             1,808              (513)
      Accrued restructuring expenses .........................................            4,079
                                                                                       --------          --------          --------
Net Cash (Used In) Provided By Operating Activities ..........................           (5,020)          (29,053)           16,074
Investing Activities
  Purchase of fixed assets ...................................................           (1,357)           (2,275)           (2,254)
                                                                                       --------          --------          --------
Net Cash Used In Investing Activities ........................................           (1,357)           (2,275)           (2,254)
Financing Activities
  Net proceeds from short term bank borrowings ...............................            6,234            14,881
  Principal payments on subordinated promissory notes ........................             (750)           (7,377)
  Purchase and retirement of restricted stock ................................               (6)
  Net proceeds from sale of stock ............................................                                808               168
                                                                                       --------          --------          --------
Net Cash Provided By Financing Activities ....................................            5,478             8,312               168
                                                                                       --------          --------          --------
(Decrease) Increase In Cash And Cash Equivalents .............................             (899)          (23,016)           13,988
Cash And Cash Equivalents At Beginning Of Year ...............................            1,367            24,383            10,395
                                                                                       --------          --------          --------
Cash And Cash Equivalents At End Of Year .....................................             $468            $1,367           $24,383
                                                                                       ========          ========          ========


See accompanying notes.

Bernard Chaus, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company: Bernard Chaus, Inc. designs, arranges for the manufacture of and markets an extensive range of women's clothing. The Company sells its products primarily to department and specialty stores throughout the United States.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Material intercompany accounts and transactions have been eliminated.

Net (Loss) Income Per Share: Net (loss) income per share has been computed by dividing the applicable net (loss) income by the weighted average number of common and common equivalent shares outstanding during the year (1994 - 18,352,000, 1993 - 18,272,000 and 1992 - 18,363,000). For the fiscal years ended
1994 and 1993, common equivalent shares were not considered as the inclusion of such would have been antidilutive.

Revenue Recognition: Revenues are recorded at time of merchandise shipment.

Credit Terms: The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history. The Company generally does not require collateral. There have been minimal net credit losses in each of the last three fiscal years. The historic level of credit losses is 0.14% of net sales, and the Company provides for estimated losses. These losses have consistently been below management's expectations. At June 30, 1994 and 1993, respectively, there was approximately 41.5% and 36% of the Company's accounts receivable balance due from the department store customers.

Sales Returns: The Company records sales returns as a reduction to gross sales.

Cooperative Advertising: The Company records charges for cooperative advertising as advertising expense, a component of selling, general and administrative expenses.

Foreign Currency Transactions: The Company negotiates substantially all of its purchase orders with foreign manufacturers in United States dollars. The Company considers the United States dollar to be the functional currency of its overseas subsidiaries. All foreign currency gains and losses are recorded in the Statement of Operations.

Employee Benefits: The Company does not provide postretirement benefits other than pensions to union employees. Accordingly, Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits other than Pensions" will not affect the Company's financial statements. The Company does not typically provide post employment benefits to its employees. Accordingly, Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" will not have a material affect on the Company's financial statements.

Inventories: Inventories are stated at the lower of cost, using the first-in, first-out method, or market.

Fixed Assets: Furniture and equipment are depreciated principally using the straight-line method over eight years. Leasehold improvements are amortized using the straight-line method over either the term of the lease or the estimated useful life of the improvement, whichever period is shorter. Automobiles are depreciated principally using the straight-line method over five years. Computer software is depreciated using the straight-line method over five years.

Income  Taxes: Effective July 1, 1993, the Company adopted Financial
Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expenses that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

As permitted by Statement 109, the Company has elected not to restate the financial statements of any prior years. There was no cumulative effect of the change, as well as there being no effect on pre-tax loss for the year ended June 30, 1994.

Bernard Chaus, Inc. and Subsidiaries

Cash Equivalents: Cash   equivalents  are  short-term, highly  liquid
investments purchased with an original maturity of three months or less.

2. INVENTORIES

Inventories consist of:

                                       June 30,        June 30,
                                         1994            1993
                                       ------------------------
                                             (In thousands)
Finished goods...................       $25,075         $43,666
Work-in-process..................           124             526
Raw materials....................           304           1,782
                                        -------         -------
                                        $25,503         $45,974
                                        =======         =======

Inventories include merchandise in transit (principally finished goods) of approximately $11,176,000 at June 30, 1994 and $15,709,000 at June 30, 1993.

3. FIXED ASSETS

Fixed assets at cost, net of accumulated depreciation and amortization, consist of:


                                       June 30,        June 30,
                                         1994            1993
                                       ------------------------
                                             (In thousands)
Furniture and equipment..........       $11,781         $12,348
Leasehold improvements...........         9,303           9,412
Automobiles......................           340             484
                                        -------         -------
.................................        21,424          22,244
Less accumulated depreciation
 and amortization.................       17,812          16,312
                                        -------         -------
                                        $ 3,612         $ 5,932
                                        =======         =======

4. INCOME TAXES

Effective July 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and operating loss carryforwards are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was based on items of income and expenses that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

As permitted by Statement 109, the Company has elected not to restate the financial statements of any prior years. There was no cumulative effect of the change, as well as there being no effect on pre-tax loss for the year ended June 30, 1994.

Significant components of the Company's net deferred tax assets as of June 30, 1994 are as follows:

                                                 (In thousands)
Deferred tax assets:
 Net operating loss carryforwards.................      $20,300
 Costs capitalized to inventory for
  tax purposes.....................................       1,000
 Allowance for doubtful accounts..................          100
 Book over tax depreciation.......................        1,300
 Restructuring reserves not currently
  deductible.......................................       1,600
Other nondeductible accruals.....................           800
                                                         ------
                                                         25,100
Valuation allowance for
 deferred tax assets..............................      (25,100)
                                                         ------
 Net deferred tax asset...........................          $ 0
                                                         ======


There was a change in the valuation allowance for the year ended June 30, 1994 of $19,600,000.

                                        Fiscal Year Ended June 30,
                                        --------------------------
                                         1994       1993     1992
- - - ------------------------------------------------------------------
                                             (In thousands)
(Credit) provision for federal
  income taxes at the statutory
  rate of 35.0% in 1994,
  and 34.5% in 1993
  and 34% in 1992...................   ($16,272)  ($3,756) $1,957
State and local income taxes
  net of federal tax benefit........        264       102     288
Effect of unrecognized tax loss
  carryforwards.....................     16,272     3,756
                                        -------    ------  ------
Provision for income taxes........      $   264    $  102  $2,245
                                        =======    ======  ======


At June 30, 1994, the Company has a federal net operating loss carryforward for income tax purposes of approximately $50 million, which will expire between 2006 and 2009.

Bernard Chaus, Inc. and Subsidiaries

5. FINANCIAL AGREEMENTS

The Company has in place a Restated and Amended Financing Agreement (the "Financing Agreement") with BNY Financial Corporation ("BNYF"), a wholly owned subsidiary of The Bank of New York. Effective as of October 1, 1993, the
Financing Agreement provides to the Company a total line of credit up to an aggregate of $60 million, including letter of credit and direct borrowings, with a sublimit for loans and advances of $20 million. The Financing Agreement contains a borrowing base formula which is the sum of (i) 85% of eligible receivables, less reserves, (ii) 40% of eligible inventory, up to $27 million and (iii) 100% of excess cash balances, all as defined in the agreement. However, BNYF may decrease or increase the above percentages in the borrowing base. The Company's indebtedness under the Financing Agreement is collateralized by the Company's accounts receivable and inventory. Such agreement requires the Company to comply quarterly with various financial tests including tangible net worth of at least $47.5 million, working capital of at least $40 million and restrictions on payment of principal and interest on subordinated indebtedness unless certain conditions are met. Such agreement also requires the Company to comply with various other restrictions including, but not limited to, a restriction on the payment of dividends. Interest on direct borrowings is payable monthly at an annual rate which is the higher of (a) 1/2 of 1% above the prime rate of the Bank of New York (7.25% at June 30, 1994, and 6.0% at June 30,
1993) or (b) 1% above the federal funds rate, as defined. Additional interest at 2-1/2% per annum is due on amounts not paid when due. In addition, the agreement provides for the payment of minimum service charges and/or interest which for the fiscal year ended June 30, 1994, aggregated approximately $900,000. The Financing Agreement may be cancelled by the Company any time after July 1, 1995, upon 60 days prior written notice to BNYF or prior to July 1, 1995 upon 60 days written notice to BNYF and the payment of an early termination fee. The Financing Agreement is cancelable by BNYF effective July 1, 1995 or any July 1 thereafter, upon 60 days written notice to the Company.

During all four quarters of fiscal year 1994, the Company was not in compliance with certain financial covenants. BNYF has waived such noncompliance.

The Company is currently negotiating with its bank for modification of certain financial covenants for the future in order to provide the latitude and resources necessary for future programs. The Company believes that this negotiation will be successfully completed in the near future. However, there can be no assurance that the Company will be able to obtain the necessary modifications.

Josephine Chaus has provided a $7.2 million letter of credit expiring April
15, 1995 (increased from previous amounts provided by her of $3.0 million in April 1994 and $5.0 million in June 1994 and extended from the previous expiration date of October 15, 1994) to support the Company's credit facility. In exchange for this letter of credit, BNYF is providing at least an additional $12.2 million of credit availability under the Company's borrowing formula. To compensate Ms. Chaus for the letter of credit, an independent committee of the Company's Board of Directors has authorized the issuance to her of warrants to purchase an aggregate of 544,000 shares of Common Stock at exercise prices ranging from $2.25 to $3.00 (in each case equal to 120% of the market price on the authorization date) and warrants to purchase additional shares of Common Stock at an exercise price equal to 120% of the five days trading average of the closing sale price of the Company's Common Stock commencing September 27, 1994. The precise number of such shares shall be set after the exercise price is determined. Issuance of the warrants is subject to (i) receipt of an opinion from a nationally recognized investment banking firm that the terms of the warrants are commercially reasonable and (ii) shareholder approval.

Josephine Chaus has also agreed to purchase $7.2 million of Common Stock of the Company at a purchase price determined by the independent committee equal to the five trading day average of the closing sale price of the Company's Common Stock commencing September 27, 1994. Issuance of the shares is subject to (i) receipt of an opinion from a nationally recognized investment banking firm that the purchase price terms are commercially reasonable and (ii) shareholder approval. Pending such approval, Ms. Chaus has loaned the $7.2 million to the Company and the Company has issued a $7.2 million promissory note to Ms. Chaus, bearing interest at 12%. The note will be exchanged for the shares of Common Stock when the conditions to issuance have been satisfied. Proceeds from such cash infusion are being used for costs and associated expenses related to the signing of the new

Bernard Chaus, Inc. and Subsidiaries

Chief Executive Officer which costs will be charged to operations in the quarter ending September 30, 1994.

6. SUBORDINATED PROMISSORY NOTES

The Company has outstanding at June 30, 1994 $19,039,000 of subordinated promissory notes payable to Josephine Chaus and the Estate of Bernard Chaus, which were originally issued on June 30, 1986 (the "First Promissory Notes"). In October 1993 an independent committee of the Board of Directors agreed in principle with the noteholders to modify the First Promissory Notes. The maturity date of the notes was extended until July 1, 1995 and, effective October 18, 1993, it was agreed that the notes would bear interest at a rate of 12% per annum, payable quarterly. It was further agreed that interest which had to be deferred as a result of bank covenant requirements would be added to the New Promissory Note (see below). The noteholder has agreed that all accrued interest added quarterly to the New Promissory Note will be payable on July 1, 1995.

In February and March 1991, Bernard Chaus and Josephine Chaus each provided subordinated financing to the Company in the aggregate amount of $10.0 million (the "Second Promissory Notes"). In September 1993, both Josephine Chaus and the Estate of Bernard Chaus agreed to convert the remaining balance of the Second Promissory Notes ($2,623,000) and the interest for the quarter ended June 30, 1993 for both the First Promissory Notes and the Second Promissory Notes ($417,432) into a demand note (the "Demand Note") in the aggregate amount of $3,040,432.

In October 1993, an independent committee of the Board of Directors agreed in principle with the noteholders to modify the Demand Note. The Demand Note was converted into new promissory notes (collectively the "New Promissory Notes"). It was agreed that the New Promissory Notes would bear interest at the rate of 10% per annum effective from July 1, 1993, and that such interest would be payable on July 1, 1994. Principal payments on the New Promissory Notes were made in November 1993 ($500,000), February 1994 ($250,000) and August 15, 1994
($250,000). The noteholder agreed to extend the maturity date for the remaining principal and interest payments which were to have been due on July 1, 1994 to July 1, 1995.

Aggregate annual principal payments of subordinated debt as of June 30, 1994 are $250,000 in fiscal year 1995, and $18,789,000 in fiscal year 1996.

7. EMPLOYEE BENEFIT PLANS

Pension Plan: Pursuant to a collective bargaining agreement, all of the Company's union employees are covered by a defined benefit pension plan. Pension expense (recovery) amounted to approximately $61,000, $28,000 and ($33,000) in fiscal 1994, 1993 and 1992, respectively. As of December 31, 1993, the actuarial present value of the accumulated vested and non-vested plan benefits amounted to $415,000 and net assets available for benefits amounted to $308,000.

Savings Plan: The Company has a savings plan (the "Savings Plan") under which eligible employees may contribute a percentage of their compensation which the Company (subject to certain limitations) will match 50% of the employee's contribution. Company contributions will be invested half in the Common Stock of the Company and half in investment funds selected by the participant and are subject to vesting provisions of the Savings Plan. Expense under the plan was approximately $301,000, $287,000 and $204,000 in fiscal 1994, 1993 and 1992, respectively. An aggregate of 100,000 shares of Common Stock has been reserved for issuance under the Savings Plan.

Incentive Award Plan: Eligible participants in the Incentive Award Plan may be allocated additional compensation from an annual bonus pool and, in the case of participating sales executives, from their divisions' net sales performance as determined in accordance with the Incentive Award Plan. On January 22, 1992, however, the Incentive Award Plan was terminated by the Board of Directors and replaced by a simplified plan (the "Simplified Plan"). Under the Simplified
Plan,   bonuses  may  be  awarded  if  net  earnings  of  the  Company  reach a pre-determined level. In fiscal 1994 no additional compensation was awarded under the Simplified Plan.

Restricted Stock Plan: In November 1987, the Company's shareholders approved the adoption of a restricted stock plan (the "Plan"). Pursuant to the Plan, 250,000 restricted shares of the Company's Common Stock were reserved for allocation to key employees of the Company. The

Bernard Chaus, Inc. and Subsidiaries
restrictions on the shares terminate as to 25 percent of such shares on each anniversary of their date of allocation. As of June 30, 1994, all restricted shares previously allocated have been vested and purchased by certain officers and employees of the Company. The difference between the market value of the shares on the date of allocation and the purchase price has been reflected as deferred compensation on the Company's balance sheet and was amortized over the vesting period of such shares.

Stock Option Plan: Pursuant to the Stock Option Plan, the Company may grant to eligible individuals incentive stock options, as defined in the Internal Revenue Code, and non incentive stock options. At the annual meeting of shareholders in November 1993, the shareholders approved the increase in the number of shares of Common Stock with respect to which options may be granted from 1,500,000 shares to 2,500,000 shares. No stock options may be granted subsequent to 1996 and the exercise price may not be less than 100% of the fair market value on the date of grant for incentive stock options and 85% of the fair market value on the date of grant for non incentive stock options.


                                               Nonincentive
                                              Stock Options
                                    --------------------------------------
                                     Number                      Exercise
                                    of Shares                 Price Range
- - - --------------------------------------------------------------------------
Outstanding at
 June 30, 1991.................      606,116                $2.125 - $6.50
Options granted
 in fiscal 1992................      935,726                $2.375 - $4.25
Options cancelled..............     (200,964)               $2.125 - $4.88
Options exercised..............      (54,770)               $2.125 - $4.88
                                   ---------                --------------
Outstanding at
 June 30, 1992.................    1,286,108                $2.375 - $6.50
Options granted
 in fiscal 1993................       86,906               $2.875 - $9.375
Options cancelled..............      (21,027)              $4.25  - $5.375
Options exercised..............     (239,523)              $2.375 - $6.50
                                   ---------               ---------------
Outstanding at
 June 30, 1993.................    1,112,464               $2.375 - $9.375
Options granted
 in fiscal 1994................      630,000               $1.875 - $4.750


Options cancelled..............     (323,316)               $2.875 - $6.50
                                   ---------               ---------------
Outstanding at
 June 30, 1994.................    1,419,148               $1.875 - $9.375
                                   =========               ===============


The stock options become exercisable one year after issuance as to 25%; an additional 25% becomes exercisable on each of the next three anniversary dates. As of June 30, 1994 options to purchase approximately 597,000 shares were exercisable.

At June 30, 1994, approximately 2,546,000 shares of Common Stock were reserved for issuance under the Stock Option, Savings and Restricted Stock plans combined.

8. LICENSE AGREEMENTS

In fiscal year 1992 the Company terminated its two licensing agreements ("Agreements") originally entered into in fiscal year 1990, whereby the Company had granted certain manufacturers an exclusive right to use the Company's trademarks in connection with the manufacture, sale and promotion of ladies footwear, handbags and small leather accessories.

During fiscal year 1992, the Company recognized royalties of approximately $700,000 under these agreements.

9. RESTRUCTURING AND UNUSUAL EXPENSES

The Company has undertaken a number of initiatives to strengthen its financial position, including a cash infusion of $7.2 million from its principal shareholder, a letter of credit issued by this shareholder to facilitate an
increase  in  loan   availability,   closure  of  certain   retail operations,
consolidation of other office facilities, an overhead reduction program and the hiring of certain senior management personnel. The Company believes that these initiatives will have a positive impact on future operating results.

Relative to the initiatives described, in June 1994, the Company recorded restructuring expenses of $5,300,000. The restructuring expenses primarily relate to the Company's plan to reduce overhead costs, consolidate its office locations and close selected retail outlet stores. The restructuring expenses include $2,100,000 for the closing of selected retail stores, $2,500,000 for the consolidation of office space in New York, office and warehouse space in New Jersey and the closing of the Company's Philippines office and $700,000 for employee severance. The Company believes that its remaining retail stores will not

Bernard Chaus, Inc. and Subsidiaries
only provide direct contributions to income but will also enhance the Company's ability to manage its inventory without affecting its principal channels of distribution.

In addition, in June 1994, the Company recorded unusual expenses of $1,900,000. These primarily relate to expenses arising from the abandonment of fixed assets, legal fees and winding down of the Company's Canadian joint venture operation.

10. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

The Company leases showroom, distribution and office facilities, retail outlet facilities and equipment under various noncancellable operating lease agreements which expire through 2005. Rental expense for the years ended June 30, 1994, 1993 and 1992 was approximately $12,909,000 (approximately $4,100,000 of which is included in restructuring expenses), $8,066,000 and $6,772,000, respectively.

The minimum aggregate rental commitments at June 30, 1994 are as follows:

                                                 (In thousands)
Fiscal year ending:
       1995..............................          $ 6,001
       1996..............................            4,649
       1997..............................            2,648
       1998..............................            1,795
       1999..............................            1,567
Subsequent to 1999.......................            4,242
                                                   -------
                                                   $20,902
                                                   =======

The Company is contingently liable under letters of credit issued by banks contractual commitments for merchandise purchases of approximately $17,000,000 at June 30, 1994.

By order dated September 1, 1992, Federal Judge Shirley Wohl Kram dismissed ejudice as time-barred the Amended Complaint against the Company and others, in the previously reported consolidated class actions entitled Phifer v. Chaus et al., Goldschlack v. Chaus et al., Susman v. Chaus et al. and I. Bibcoff Inc. Pension Trust Fund v. Chaus et al. In such actions, claims were asserted against the Company and others, including the Company's lead underwriters, for alleged misstatements and omissions contained in the Company's July 1986 Prospectus delivered in connection with the Company's initial public offering and its 1986 and 1987 Annual Reports. Plaintiffs' attorneys filed a notice of appeal, which they subsequently withdrew subject to the right to restore the appeal by January 8, 1993. No such appeal was made and the action was automatically deemed dismissed with prejudice.

On April 19, 1993, a Class Action Complaint was filed in the Superior Court ersey, Hudson County, against the Company and others, including the lead underwriter of the Company's 1986 initial public offering, alleging common law fraud and negligent misrepresentation in the sale of the Company's stock in its initial public offering, allegations that are substantially similar to the claims that were dismissed with prejudice in the federal court. One of the plaintiffs from the federal action was originally a party in this action in state court. On June 18, 1993, the Company received by mail, a copy of Jury Demand Class Action in the Superior Court of New Jersey, Hudson County entitled Theodore M. Wietecha and Lisa A. Phifer v. Bernard Chaus, Inc. et al. The complaint was amended in September 1993 to delete Lisa Phifer as a plaintiff. On May 27, 1994, the Company moved to dismiss the complaint and/or to deny or limit class status. The motion is before the court for decision.

While a negative outcome in this action could have a material adverse effect on the Company, management believes that such action is without merit and that the Company has both substantive and procedural bases for contesting this latest action. The Company intends to defend itself vigorously against this claim. Because the underlying claims asserted in the action have not been the subject of discovery and because of the preliminary procedural posture of the action, no estimate of any possible loss due to this action can presently be made.

The Company has also negotiated an agreement with its directors and liability insurance carrier whereby the Company will obtain interim reimbursement of certain expenses incurred by the Company in connection with these actions because a portion of such expenses may be attributable to the defense of its directors and officers, with full reservation of rights under the policy of the Company, the directors and officers and the insurance carrier upon the ultimate disposition of the actions.

Bernard Chaus, Inc. and Subsidiaries

A claim for indemnification has been asserted by the Company's former ters against the Company. The indemnification claim demands repayment of the legal fees and expenses incurred by the Underwriters in connection with the consolidated class actions entitled Phifer v. Chaus, et al. Discussions are ongoing with counsel for the Underwriters to resolve this claim.

The Company is also involved in various other legal proceedings arising out onduct of its business. The Company believes that the eventual outcome of the proceedings referred to above will not have a material adverse effect on the Company's financial condition or results of operations.

Advertising expenses for the fiscal years ended June 30, 1994, 1993, and 1992, were approximately $1,649,000, $1,914,000 and $1,740,000.

The Company's gross sales in fiscal 1994 to department store customers owned by three single corporate entities were approximately $38,000,000, $38,000,000 and $21,000,000. The Company's gross sales in fiscal 1993 to these department store customers were $52,000,000, $34,000,000 and $22,000,000. In fiscal 1992 gross sales to these department store customers were approximately $63,000,000, $35,000,000 and $24,000,000.

Taxes paid (refunded) amounted to ($361,000) in fiscal 1994, $180,000 in 1993 and ($2,000,000) in fiscal 1992. Interest paid amounted to $1,400,000 in fiscal 1994, $1,900,000 in fiscal 1993 and $2,470,000 in fiscal
1992.

Bernard Chaus, Inc. and Subsidiaries

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Bernard Chaus, Inc.

We have audited the accompanying consolidated balance sheet of Bernard Chaus, subsidiaries as of June 30, 1994 and the related consolidated statement of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bernard Chaus, Inc. and subsidiaries at June 30, 1994, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

New York, New York
September 21, 1994


REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Bernard Chaus, Inc.

We have audited the accompanying consolidated balance sheet of Bernard Chaus, Inc. and subsidiaries as of June 30, 1993 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present in all material respects, the consolidated financial position of Bernard Chaus, Inc. and subsidiaries at June 30, 1993, and the consolidated results of their operations and their cash flows for each of the two years in the period ended June 30, 1993, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


New York, New York
August 18, 1993

Bernard Chaus, Inc. and Subsidiaries

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CHS". The range of high and low sales prices for the Common Stock on the New York Stock Exchange composite tape (as reported by The National Quotation Bureau through June 30, 1994 and as reported by The Wall Street Journal thereafter) through September 16, 1994 is as follows:

                                         Fiscal 1994               Fiscal 1993
                                  -----------------------------------------------
                                     High         Low         High          Low
1st Quarter ................      $  3.75      $  2.625     $  9.25      $  6.125
2nd Quarter ................         3.125        1.75        10.00         6.25
3rd Quarter ................         2.625        1.625        7.25         4.50
4th Quarter ................         3.75         1.75         5.625        3.25

                                                 Fiscal 1995
                                               ---------------
                                               High        Low
1st Quarter to Sept. 16, 1994................. $4.375    $1.75

On September 16, 1994, the last sales price of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape (as reported by The Wall Street Journal), was $4.00.

As of June 30, 1994 the approximate number of record holders of the Company's Common Stock was 1,300.

The Company does not plan to pay any dividends on its Common Stock within the foreseeable future. Any such dividend would, in any event, be subject to compliance with covenants contained in the Company's Financing Agreement (as defined herein), which currently prohibits payment of dividends.


EXECUTIVE OFFICES
1410 Broadway
New York, New York 10018
(212) 354-1280

REGISTRAR AND TRANSFER AGENT FOR THE
COMPANY'S COMMON STOCK
Chemical Bank
P. O. Box 24935
Church Street Station
New York, New York 10249
(212) 613-7139
(212) 613-7144

INDEPENDENT AUDITORS
Deloitte & Touche

COUNSEL
Shereff, Friedman, Hoffman & Goodman

                                  BLANK PAGE

                                  BLANK PAGE

Bernard Chaus, Inc. and Subsidiaries

DIRECTORS AND EXECUTIVE OFFICERS

Richard A. Baker
President

Josephine Chaus
Director, Chairwoman of the Board
and Office of the Chairman

Michael Fieman
Executive Vice President - Production

Andrew Grossman
Director, Chief Executive Officer
and Office of the Chairman

Wayne S. Miller
Executive Vice President -
Finance and Administration and
Chief Financial Officer

Marc A. Zuckerman
Treasurer

Philip G. Barach
Director, formerly Chairman of the Board of U.S. Shoe Corporation

John W. Burden, III
Director, retired, formerly Chairman of the Board of Federated Department Stores

S. Lee Kling
Director, Chairman, Kling Rechter & Co.

Harvey M. Krueger
Director, Senior Managing Director, Lehman Brothers



CORPORATE DATA


FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be provided to shareholders without charge (other than a reasonable charge for any exhibits requested) upon written request to the Company, at 800 Secaucus Road, Secaucus, New Jersey 07094, Attention: Wayne S. Miller, Chief Financial Officer.

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                              BERNARD CHAUS, INC.
                                 1410 Broadway
                               New York, NY 10018